

January 13, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: ETF Opportunities Trust
        Issuer CIK: 0001771146
        Issuer File Number: 333-234544 / 811-23439
        Form Type: 8-A12B
        Filing Date: January 13, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the T-REX 2X Long EOSE Daily Target ETF under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications